                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                         AMENDMENT NO. 1

            Under the Securities Exchange Act of 1934



                        Munsingwear, Inc.
                         (Name of Issuer)



                  Common Stock, $0.01 par value

                  (Title of Class of Securities)


                            626320204
                          (CUSIP Number)


                        William J. Morgan
                    Pacholder Associates, Inc.
                 8044 Montgomery Road, Suite 382
                     Cincinnati, Ohio  45202
                          (513) 985-3200

          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        February 23, 1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ]    .

Check the following box if a fee is being paid with this
statement [ ]    .




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[ ][ ] CUSIP NO. 62632024
                               13D
                           Page      2      of      4     Pages


  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Pacholder Associates, Inc.


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                          (b)   [ ]


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        Inapplicable - Investment Advisor
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Ohio

                 7  SOLE VOTING POWER

   NUMBER OF        250,000
     SHARES
                 8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                    -0-
      EACH
   REPORTING
                 9  SOLE DISPOSITIVE POWER
  PERSON WITH

                    250,000
                10  SHARED DISPOSITIVE POWER

                    -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.10%

 14  TYPE OF REPORTING PERSON*

     IA,CO



              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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             This Amendment No. 1 to Schedule 13D is filed on
behalf of Pacholder Associations, Inc. ("PAI") to amend and update its Schedule 13D dated January 8, 1996 relative to the Common Stock, $0.01 par value of Munsingwear, Inc. (the "Company"). Items not included in this Amendment are either not amended or not applicable.

Item 4.  Purpose of Transaction

             Since April 1, 1994, PAI has acted as financial advisor to the PBGC in the voting, acquisition or sale of securities of the Company. The PBGC obtained 250,000 shares of the Company in exchange for pre-petition claims held by the PBGC in the Company, pursuant to the Plan of Reorganization filed by the Company and approved by the Bankruptcy Court in September, 1991.

             As financial advisor to the PBGC, PAI is considering various methods by which the value of the shares it manages could be enhanced. PAI will meet with management of the Company or other significant shareholders concerning such matters. Any determination by PAI to take any of the actions listed in sub (a)
- - (j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the PBGC, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

             William J. Morgan, the President and a Director of
PAI was elected to the Company's Board of Directors on February
23, 1996.

             Except as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

             (a)  The acquisition of securities or the
disposition of securities of the Company;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e)  Any material change in the present
capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure;

             (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

             (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

             (j) Any action similar to any of those enumerated above.

             After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 1996        PACHOLDER ASSOCIATES, INC.



                              By:/s/ William J. Morgan
                                 ______________________________
                                 William J. Morgan
                                 Its:  President